Copa Airlines Takes Delivery of First 737 Boeing Sky Interior Aircraft in Latin America

New, cutting-edge interior enhances Copa's leadership position in Latin American aviation

SEATTLE, March 3, 2011 /PRNewswire/ -- Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA) today became the first airline in Latin America to take delivery of a Boeing Next-Generation 737 airplane with the new Boeing Sky Interior. The new, cutting-edge interior, which enhances the passenger experience from boarding to landing, once again puts Copa at the forefront of Latin American aviation.

"We are proud to bring this state-of-the art technology and unmatched passenger experience to our valued customers," said Pedro Heilbron, CEO of Copa Airlines.  "This new interior represents yet another example of our progressive leadership in the Americas and will enhance the world-class service for which Copa Airlines is known."

Copa's new 737-800 with the Boeing Sky Interior is the first of 10 new 737-800s the airline will receive in 2011.  Copa Airlines is only the eighth airline in the world to take delivery of the 737 Boeing Sky Interior.

Inspired by passenger research, the Boeing Sky Interior cabin design redefines the 737 travel experience from start to finish.  Features include:

  "Welcoming" entry: New cove lighting and curving architecture create a distinctive entry way. Passengers will sense a soft blue sky overhead simulated by light-emitting diode (LED) lighting and a more open cabin.
  Increased baggage storage: Larger stowage bins allow passengers to store their luggage closer to their seats.  The bins pivot up out of the way and their shape adds to the open feel of the cabin. With more bags stowed above, there is more leg room below.
  Enhanced passenger service units: Service units feature a different look and more separation between the reading light switch and attendant call button, to reduce passenger confusion.  The units also have an integrated speaker with improved sound quality and LED reading lights, which will reduce maintenance costs.
  Modern decor: New, modern, sculpted sidewalls and window reveals direct the passengers' eyes to the view outside the window, adding to the passenger's thrilling sense of flying.
  Modernized attendant controls: A modernized, touch-screen attendant panel increases functionality by accommodating all existing cabin controls and adding controls for the new cabin lighting.

In addition, this airplane will include Copa's new digital in-flight entertainment system. The new system includes wide overhead screens with better image resolution to enhance the onboard entertainment experience. A modern, touch-screen crew panel increases functionality by automating the entertainment programming displayed on screens throughout the cabin.

The 737 Boeing Sky Interior is the latest in a series of enhancements designed to improve the Next-Generation 737. The next to come, between mid-2011 and early 2012, will be a package of performance improvements that will reduce fuel consumption and carbon emissions by 2 percent – making the airplane a full 7 percent more efficient than the first Next-Generation 737s delivered.

Copa Airlines also was the first airline in the Americas with blended winglets (wing-tip extensions) and the first airline in the Americas to utilize Boeing's Vertical Situation Display flight deck technology.  By the end of 2011, Copa Holdings will have a fleet of 73 aircraft, making it one of the youngest in the Americas.

The airline's Hub of the Americas at Panama's Tocumen International Airport offers more international flights to destinations within Latin America than any other hub on the continent.

About Copa Holdings, S.A.

Copa Holdings, through its operating subsidiaries Copa Airlines and Copa Airlines Colombia (formerly Aero Republica), is a leading Latin American commercial aviation provider of passenger and cargo service. Copa Airlines and Copa Airlines Colombia currently offer more than 160 daily flights to 52 destinations in 25 countries in North, Central and South America and the Caribbean through the Hub of the Americas at Tocumen International Airport in Panama City, Panama.   To make reservations, select seats, enter OnePass numbers, create a trip log, print boarding passes and pay for tickets via secure transactions in six different currencies (U.S. dollars; Argentine, Chilean, Colombian and Mexican pesos; and Brazilian reales), visit copaair.com.

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CONTACT: In Panama - Patricia Roquebert, mediarelations@copaair.com; or in the U.S. - Sonia Villar, +1-210-277-2916, svillar@mvmas.com